

Dr. Akilah Cadet

LEAD INVESTOR Invested **$5,000** this round

Belonging is paramount how I show up in life. The first time I went to the training facility to learn about the Oakland Roots and Soul I was immediately impressed with how "community" was first. Within minutes of meeting Edreece Arghandiwal, CMO and Cofounder, I gave feedback that was incorporated on the Soul crest and was asked to introduce the women's team to my community, Oakland. That day I made a commitment to support this organization any way I could. As a CEO of a company that works with startups to billion dollar companies around the world I have never seen purpose and community take action in every part of the business. The Oakland Sports Club actions and words match Yes, the Oakland Sports Club represents three teams, but it represents Oakland. It represents me, you, and them. Oakland Sports Club games and events are places WE all belong. I invested in Oakland, the Roots, the Soul, Project 510, our community, the people, social justice, The Town, our youth, the vendors, our culture, soccer clubs and BIPOC, LGBTQ+ and disabled folks. I invested in an organization that Oakland needs as much as we need them. Join me!